FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated March 6, 2012, announcing that Gilat has launched the SkyEdge II Accent Dual Waveform VSAT, featuring a dual SCPC/TDMA return channel.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 6, 2012	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Launches Dual-Waveform SCPC/TDMA VSAT

- Existing and new customers are now able to offer new services, increase revenues and save costs, by offering SCPC and TDMA based services from a single platform -

Petah Tikva, Israel – March 6, 2012 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today launched the SkyEdge II Accent Dual Waveform VSAT, featuring a dual SCPC/TDMA return channel. The new VSAT will now allow operators the flexibility to implement both technologies in their networks from one single platform rather than have to choose between the two technology paths.

Gilat's SkyEdge II Accent offers service providers, who are looking to build flexible and cost-efficient networks, a single VSAT that can dynamically switch between SCPC and TDMA at any time. The benefits of this approach are:

•	Reduced CAPEX as a result of unified inventory

•	Reduced OPEX – more efficient use of the return channel space segment

•	Better network visibility – always-on connectivity with the NMS for monitoring

•	Increased performance – on demand, high-throughput SCPC services

“With the addition of the Accent to our SkyEdge II portfolio, operators can now benefit from better economics of two types of services – TDMA and SCPC - using one VSAT platform. Gilat's solution can now offer operators a unified, simple to use, network management system that monitors and controls a mix of TDMA and SCPC terminals. Moreover, the Accent enables operators to increase revenue by supporting new services such as cellular backhaul of large cell sites, on-demand and on-schedule video contribution, backup, and disaster recovery,” explained Hagay Katz, Gilat's AVP, Head of VSAT Line of Business.

Gilat's SkyEdge II Accent is optimized for high capacity 3G and 4G/LTE cellular backhauling, PoP (Point of Presence), video contribution, high speed disaster recovery services, and multimedia applications. The innovative VSAT, featuring high performance SCPC mode, is designed for high throughput of up to 12Mbps in return channels, increasing to 24Mbps in future releases. The Accent uses an efficient LDPC forward error correction coding for high bit/Hz, and also supports the advanced features of SkyEdge II, including Gilat’s CacheMode! web acceleration, QoS, compression, AES-256 encryption, and VLANs.

Among the first customers of the Accent VSAT is satellite service provider IOSAT Ltd. IOSAT is a provider of satellite broadband data services for small and medium size businesses. IOSAT supplies satellite based telephony, data and advanced services for the maritime and fixed communication markets.

"Gilat's SkyEdge II Accent clearly marks the future of VSAT technology. The ability to utilize dual-mode SCPC and TDMA in the same VSAT platform is a significant advantage for satellite service providers looking for flexibility in deployment of applications, while reducing CAPEX and OPEX. We believe that utilizing Gilat’s Accent solution will enhance our product portfolio and give us an edge over other technologies in the market," said Ofer Kastner, IOSAT's General Manager.

Gilat customers with SkyEdge II systems are now able to offer new services and increase revenues by adding SCPC-based services to their service portfolio. The SkyEdge II hub and network management system supports a mix of TDMA and SCPC terminals starting from version 6.5.3. Support for SCPC requires an add-on Multi Channel Demodulator (MCD) module at the hub.

Unlike other SCPC/TDMA VSATs in the market today, the Accent supports both access modes at the same time with ability to switch between the two waveforms in real-time with minimal service interruption. The SkyEdge II network management system features a scheduler application that enables operators to pre-schedule high throughput SCPC links while maintaining an always-on visibility to the terminals.

The SkyEdge II Accent provides improved OPEX compared to point-to-point links by enabling the sharing of a common adaptive forward channel among all remote terminals. In addition the Accent enables improved service availability via mechanisms such as uplink power control, bi-directional adaptive modulation and coding based on the link transmission characteristics and also according to the traffic throughput demand. This unique feature also enables the service providers to reduce the amount of power drawn from the satellite, thereby balancing the total power in the transponder in a more cost-effective manner.

The Accent is available for immediate delivery and will be showcased for the first time at the Satellite 2012 show, opening March 12, 2012 in Washington D.C.

Resources:
Read more about Accent and how it works

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor, Gilat Satellite Networks
karenm@gilat.com